                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 34)*



                            NATIONAL REALTY, L.P.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 637-353-301
                     -----------------------------------
                                (CUSIP Number)


                              Robert A. Waldman
                    10670 N. Central Expressway, Suite 600
                             Dallas, Texas 75231
                                (214) 692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               January 10, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                         PAGE 2 OF 11 PAGES




--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Realty Trust, Inc.
      54-0697989
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Georgia
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                         81,084
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                         81,084
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                         -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                 81,084
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                1.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


       CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                         PAGE 3 OF 11 PAGES




--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCM HOLDINGS, INC.
      75-2664665
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                      290,275
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     290,275
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                    290,275
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                   4.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


       CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                         PAGE 4 OF 11 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ART HOLDINGS, INC.
      75-2663476
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     3,349,535
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     3,349,535
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   3,349,535
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                   53.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                             NATIONAL REALTY, L.P.
                             CUSIP NO. 637-353-301

Item 1. Security and Issuer

        Item 1 is hereby amended to read as follows:

        This amendment relates to the Units of Limited Partner Interest (the "Units") of National Realty, L.P., a Delaware limited partnership (the "Partnership"), and amends the statement on Schedule 13D filed on October 10, 1996. The principal executive offices of the Partnership are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

        As stated in the previous Amendments, certain of the Reporting Persons have established new subsidiaries to hold the Outstanding Units and they have been added as Reporting Persons and this Amendment identifies the number of Units which are now held by the subsidiaries. In addition, Basic Capital Management, Inc. ("BCM") no longer owns any Units in its name and therefore is no longer included as a Reporting Person.

Item 2. Identity and Background

        Item 2 is hereby amended to read as follows:

        This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), BCM Holdings, Inc. ("BHI") and ART Holdings, Inc. ("AHI") (collectively the "Reporting Persons").

        ART, BHI and AHI may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. BHI is a wholly-owned subsidiary of BCM, who serves as the Advisor and is the largest shareholder of ART. BHI was recently established for the sole purpose of holding record ownership of the Units beneficially owned by BCM. AHI is a wholly-owned subsidiary of ART recently established for the sole purpose of holding record ownership of the Units beneficially owned by ART.

        (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

        The following is a list of each executive officer and director of ART:

Name                              Position(s)
----                              -----------
Roy E. Bode                       Director

Oscar W. Cashwell                 Director

Name                              Position(s)
----                              -----------
Dale A. Crenwelge                 Director

Al Gonzalez                       Director

Karl L. Blaha                     Director\President

Thomas A. Holland                 Executive Vice President and
                                     Chief Financial Officer

Randall M. Paulson                Executive Vice President

Bruce A. Endendyk                 Executive Vice President

Mark W. Branigan                  Senior Vice President -
                                     Residential Asset Management

Lynn W. Humphries                 Senior Vice President -
                                     Commercial Asset Management

Robert A. Waldman                 Senior Vice President, Secretary
                                     and General Counsel

Drew D. Potera                    Vice President and Treasurer

         Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at the University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

         Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is real estate consultant for BCM. Mr.Cashwell is a citizen of the United States of America.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building #2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Crenwelge's business address is PO Box 717, 527 Highway 27, Comfort, TX 78013. Mr. Crenwelge's present principal occupation is President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President of Carmel Realty, Inc. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President - Residential Asset Management of BCM. Mr. Branigan is a citizen of the United States of America.

         Mr. Humphries business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Humphries' present principal occupation is Senior Vice President - Commercial Asset Management of BCM. Mr. Humphries is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BHI is a corporation organized and existing under the laws of the State of Nevada. BHI is a wholly-owned subsidiary of BCM. BHI's principal business activity is the holding of record ownership of Units beneficially owned by BCM. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas. The directors and executive officers of BHI are as follows:

Name                                       Position(s)
----                                       -----------
Thomas A. Holland                 Director/President and Chief Financial
                                  Officer

Robert A. Waldman                 Director/Secretary

Drew D. Potera                    Director/Treasurer

         Information with respect to Messrs. Holland, Waldman and Potera is disclosed in (I) above.

         (III) AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly- owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Units beneficially owned by ART. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas. The directors and executive officers of AHI are as follows:

Name                              Position(s)
----                              -----------
Karl L. Blaha                     Director\President

Thomas A. Holland                 Vice President and Chief Financial Officer

Robert A. Waldman                 Director\Secretary

Drew D. Potera                    Director\Treasurer

         Information with respect to Messrs. Blaha, Holland, Waldman and Potera is disclosed in (I) above.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a)     Share Ownership

         The following tables show the Units owned directly and beneficially by the Reporting Persons on the date of this statement:

                              Units Owned Directly

                            Number of                         Percent of
Name                          Units                           Class (1)
----                        ---------                         ----------
ART                            81,084                            1.3%
BHI                           290,275                            4.6%
AHI                         3,349,535                           53.2%

                   TOTAL    3,720,894                           59.1%

                            Units Owned Beneficially

                              Number of            Percent of
Name                            Units              Class (1)
----                          ---------            ----------
ART                              81,084               1.3%
BHI                             290,275               4.6%
AHI                           3,349,535              53.2%
Al Gonzalez (2)                  81,084               1.3%
Roy E. Bode (2)                  81,084               1.3%
Dale A. Crenwelge (2)            81,084               1.3%
Oscar W. Cashwell (2)            81,084               1.3%
Karl L. Blaha (2)(4)          3,430,061              54.4%
Thomas A. Holland (3)           290,275               4.6%
Robert A. Waldman (3)(4)      3,430,061              54.4%
Drew D. Potera (3)(4)         3,430,061              54.4%
Total Units beneficially
  owned by Reporting Persons  3,720,894              59.1%

         (1) Percentage calculations are based upon 6,329,709 Units outstanding at November 1, 1996. Total and addends may not match due to rounding.

         (2) May be deemed to be a beneficial owner of the Units held directly by ART by virtue of the relationship to ART described in Item 2.

         (3) May be deemed to be a beneficial owner of the Units held directly by BHI by virtue of the relationship to the BHI described in Item 2.

         (4) May be deemed to be a beneficial owner of the Units held directly by AHI by virtue of the relationship to AHI described in Item 2.

         (b)     Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 81,084 Units held by ART. Each of the directors of BHI exercise voting and dispositive power over the 290,275 Units held by BHI. Each of the directors of AHI exercise voting and dispositive power over the 3,349,535 Units held by AHI.

         (c)     Transactions in Securities

         The following table lists the purchase transactions in the Units that were effected by the Reporting Persons since the last Amendment filing.

Reporting                         Number          Price          Type of
Person          Date              of Units        Per Unit       Transaction
---------       ----              --------        --------       -----------
ART             10/25/96            100            $12.250       Open Market
ART             10/28/96          1,800            $12.250       Open Market
ART             10/29/96          3,000            $12.250       Open Market

Reporting                        Number           Price          Type of
Person            Date          of Units         Per Unit       Transaction
------            ----          --------         --------       -----------
ART             10/30/96          200             $12.250        Open Market
ART             10/31/96          200             $12.250        Open Market
ART             11/12/96          100             $12.250        Open Market
ART             11/13/96          200             $12.250        Open Market
ART             11/15/96          100             $12.250        Open Market
ART             11/19/96          800             $12.250        Open Market
ART             11/20/96          100             $12.250        Open Market
ART             11/21/96          100             $12.250        Open Market
ART             11/26/96          400             $12.250        Open Market
ART             11/27/96        2,200             $12.250        Open Market
ART             11/29/96          100             $12.250        Open Market
ART             12/10/96          700             $12.625        Open Market
ART             12/11/96        1,700             $12.625        Open Market
ART             12/23/96          200             $12.750        Open Market
ART             12/24/96        2,100             $12.750        Open Market
ART             12/26/96        6,700             $12.750        Open Market
ART             12/27/96          300             $12.875        Open Market
ART             12/27/96          600             $13.000        Open Market
ART             01/03/97          500             $13.000        Open Market
ART             01/06/97          600             $13.000        Open Market
ART             01/10/97        1,000             $13.000        Open Market



Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended to read as follows:

         ART has pledged 10,000 Units to Advest, Inc., pledged 1,200
Units to Global Securities, pledged 400 Units to Goldman Sachs, pledged 5,000 Units to Hambrecht & Quist, pledged 27,000 shares to Nations Bank, pledged 13,784 shares to Principal Securities and pledged 23,700 shares to Rauscher Pierce in stock margin accounts maintained by it with such brokers.

         BHI has pledged 290,275 Units pursuant to a loan agreement with CS First Boston.

         AHI has pledged 3,349,535 Units pursuant to a loan agreement with CS First Boston.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 1997.


                                        AMERICAN REALTY TRUST, INC.



                                        By: /s/ Karl L. Blaha
                                            ------------------------
                                            Karl L. Blaha
                                            President


                                        BCM HOLDINGS, INC.



                                        By: /s/ Drew D. Potera
                                            ------------------------
                                            Drew D. Potera
                                            Treasurer


                                        ART HOLDINGS, INC.



                                        By: /s/ Drew D. Potera
                                            ------------------------
                                            Drew D. Potera
                                            Treasurer